Exhibit 99(a)(5)

DISTRICT COURT, JEFFERSON COUNTY, COLORADO Jefferson Combined Court 100 Jefferson County Parkway Golden, CO 80401 (303) 271-6145

Plaintiff(s): REGINALD W. HARRIS, Individually and on Behalf of All Others Similarly Situated,

v.

Defendant(s): VESTAR CAPITAL PARTNERS V, L.P., KERRY R. HICKS, LESLIE S. MATTHEWS, JOHN QUATTRONE, MARY BOLAND, MATS WAHLSTROM and HEALTHGRADES, INC.

Robert J. Dyer III (5734)
Jeffrey A. Berens (28007)
Darby K. Kennedy (33941)
DYER & BERENS LLP
303 East 17th Avenue, Suite 300
Denver, CO 80203
Telephone: (303) 861-1764
Facsimile: (303) 395-0393
Email: bob@dyerberens.com
Email: jeff@dyerberens.com
Email: darby@dyerberens.com

[Additional Counsel listed on Signature Page.]

Counsel for Plaintiff and the Proposed Class

COURT USE ONLY

Case Number:

Div.:

Ctrm.:

CLASS ACTION COMPLAINT AND JURY DEMAND

Plaintiff, by and through his undersigned attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      This is a stockholders’ class action on behalf of the public stockholders of HealthGrades, Inc. (“HealthGrades” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of HealthGrades common stock by an affiliate of Vestar Capital Partners V, L.P. (“Vestar”) (the “Proposed Transaction”).

JURISDICTION AND VENUE

2.                                      This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Colorado so as to render the exercise of jurisdiction by the Colorado courts permissible under traditional notions of fair play and substantial justice.

3.                                      Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to HealthGrades occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

4.                                      Plaintiff Reginald W. Harris (“Plaintiff”) has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

5.                                      Defendant HealthGrades is a corporation duly organized and existing under the laws of the State of Delaware. HealthGrades’s headquarters is located at 500 Golden Ridge Road, #100, Golden, Colorado 80401. HealthGrades is a leading healthcare ratings organization, providing, ratings and profiles of hospitals, nursing homes and physicians to consumers, corporations, health plans and hospitals. Millions of consumers and hundreds of the nation’s largest employers, health plans and hospitals rely on HealthGrades’ independent ratings, consulting and products to make health care decisions based on the quality of care.

6.                                      Defendant Kerry R. Hicks (“Hicks”) is and has been Chairman and CEO of the Company since 1999.

7.                                      Defendants Leslie S. Matthews (“Matthews”), John Quattrone (“Quattrone”), Mary Boland (“Boland”) and Mats Wahlstrom (“Wahlstrom”) are members of the Board of Directors of HealthGrades.

8.                                      The defendants named in paragraphs 6-7 (the “Individual Defendants”) are in a fiduciary relationship with Plaintiff and the other public stockholders of HealthGrades and owe them the highest obligations of good faith and fair dealing.

9.                                      Defendant Vestar is a leading international private equity firm specializing in management buyouts and growth capital investments.

CLASS ACTION ALLEGATIONS

10.                               Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Colorado Rules of Civil Procedure, on behalf of all HealthGrades stockholders (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

11.                               This action is properly maintainable as a class action.

12.                               The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of May 1, 2010 there were approximately 29,824,405 million shares of HealthGrades common stock outstanding, held by thousands of shareholders who are geographically dispersed throughout the United States.

13.                               There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)                                 whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class;

(b)                                 whether Plaintiff and the other members of the Class will be damaged irreparably by defendants’ failure to take action designed to obtain the best value for the public shareholders’ interest in HealthGrades;

(c)                                  whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(d)                                 whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(e)                                  whether HealthGrades and Vestar and aiding and abetting the wrongful acts of the Individual Defendants.

14.                               Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

15.                               Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

16.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

17.                               Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

18.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

19.                               On July 28, 2010, HealthGrades announced that it had entered into a definitive agreement (the “Merger Agreement”) for an affiliate of Vestar to acquire all of the outstanding shares of HealthGrades for $8.20 per share, which represents a premium of approximately 32% over HealthGrades’ 30-day average closing stock price, and a premium of approximately 29% over the closing price of HelathGrades’ common stock on July 27, 2010, the last trading day prior to the announcement. The aggregate purchase price for the equity of HealthGrades is approximately $294 million (which consists of approximately 35.9 million shares, inclusive of all shares of common stock outstanding, securities convertible into common stock and shares of common stock issuable pursuant to a non-compete agreement with an executive officer).

20.                               The consideration to be paid to Plaintiff and the Class members in the Proposed Transaction is unconscionable and unfair and grossly inadequate because, among other things, the intrinsic value of HealthGrades’ common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the stock’s current trading price and the Company’s prospects for future growth and earnings.

21.                               As noted by Hicks during the Company’s second quarter 2010 earnings conference call held on July 28, 2010:

Our top line revenue growth was 25% over the second quarter of 2009. We achieved a 22% operating margin for the quarter with 34% operating income growth over the second quarter of 2009. We added 77% retention rate with respect to our professional services contract with the first or second year anniversary date for the first six months ended June 30, 2010.

22.                               During the same earnings call, Allen Dodge, Chief Financial Officer for the Company noted that:

With respect to 2010 guidance today we are affirming our financial guidance for 2010; specifically we are forecasting revenue to increase at approximately 20% over 2009 with an operating margin of between 19% and 22%.

23.                               The Proposed Transaction has the effect of capping the market for HealthGrades stock so that the market will not reflect the Company’s improving potential by justifying an unreasonably low price and denying Plaintiff and the Class the opportunity to share proportionately in the future success of the Company.

24.                               Further, at least one Wall Street analyst values HealthGrades’ common stock at $9.00 per share, which is well in excess of the offer price in the Proposed Transaction.

25.                               The entire process deployed by Vestar and HealthGrades’ Board is also unfair and inadequate. As part of the Merger Agreement, defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli, which effectively preclude any other offer to be made to the Company and prevent a competing offer or bidder to surface to the detriment of HealthGrades shareholders. Further, defendants are attempting to circumvent the requirement of a shareholder vote through a “Top Up Option” which HealthGrades’ Board voted to grant to Vestar.(1) The Top Up Option allows Vestar to acquire up to 90% plus one share and pursue a merger under Section 253 of the Delaware General Corporation Law, without a vote and without any requirement of establishing the adequacy of the Proposed Transaction.

26.                               Moreover, the Merger Agreement prevents the members of the HealthGrades Board from complying with its fiduciary duties to maximize shareholder value by soliciting competing bids or proposals.

27.                               The Merger Agreement contains a strict “no shop” provision prohibiting the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations.

(1)                                 The Top Up Option is contained in Section 2.2 of the Merger Agreement and states that in the event Vestar falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger Section 253 of the Delaware General Corporation Law, Vestar may purchase, at its option, the number of shares necessary for it to reach the ninety percent threshold.

28.                               Section 7.06(b) of the Merger Agreement provides a limited situation under which the HealthGrades Board may enter into discussions and negotiations for a competing unsolicited bid, only after the Board determines that the alternative acquisition proposal is “or is reasonably likely to result in a Superior Proposal” and “the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would violate its fiduciary duties under applicable Laws.”

29.                               Further, Section 7.06(6), provides a limited exception under which the Board may recommend an Alternative Acquisition Proposal, but only after “the Company Board determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to do so would violate its fiduciary obligations under applicable Laws.”

30.                               Thus, even if the HealthGrades Board receives an intervening bid that appeared to be “superior” to HealthGrades’ offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the HealthGrades Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the HealthGrades Board first determines that the proposal is “superior.”

31.                               Further, the Merger Agreement includes a $9,550,000 million termination fee to be paid if HealthGrades terminates the Proposed Transaction that together with the aforementioned onerous terms ensures no competing bid will surface to the detriment of HealthGrades shareholders. These provisions collectively discourage bidders from making a competing bid for the Company.

32.                               Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value and to take all measures to insure that the interests of HealthGrades’ shareholders are properly protected.

FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties

33.                               Plaintiff repeats and realleges each allegation set forth herein above.

34.                               The purpose of the Proposed Transaction is to enable Vestar to acquire the Company and its valuable assets for themselves at the expense of HealthGrades’ public shareholders.

35.                               Vestar has timed this Proposed Transaction to capture the Company’s future potential without paying an adequate or fair price for the Company.

36.                               The Individual Defendants are in a position of control and power over HealthGrades’ public shareholders, and have access to internal financial information about

HealthGrades, its true value, expected increase in profitability and the benefits of 100 percent ownership of HealthGrades to which Plaintiff and the Class members are not privy. Defendants are using their positions of power and control to benefit Vestar in this Proposed Transaction to the detriment of HealthGrades’ public stockholders.

37.                               In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a)                                 undertake an appropriate evaluation of HealthGrades’ worth as a merger/acquisition candidate;

(b)                                 take all appropriate steps to enhance HealthGrades’ value and attractiveness as a merger/acquisition candidate;

(c)                                  take all appropriate steps to effectively expose HealthGrades to the marketplace in an effort to create an active auction for HealthGrades, including but not limited to engaging in serious negotiations with Vestar;

(d)                                 act independently so that the interests of HealthGrades’ public stockholders will be protected; and

(e)                                  adequately ensure that no conflicts of interest exist between defendants own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of HealthGrades’ public stockholders.

38.                               Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair share of HealthGrades’ valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

39.                               Vestar has acted and is acting with knowledge or with reckless disregard that the other defendants are in breach of their fiduciary duties to HealthGrades’ public shareholders and has participated in such breaches of fiduciary duties by the directors of HealthGrades and thus are liable as aiders and abettors.

40.                               As a result of the defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of HealthGrades’ assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Proposed Transaction terms; and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

41.                               Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against
Vestar for Aiding and Abetting the
Individual Defendants’ Breach of Fiduciary Duty

42.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

43.                               Vestar has knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Vestar is also an active and necessary participant in the Individual Defendants’ plan to complete the Proposed Transaction on terms that are unfair to HealthGrades’ shareholders, as Vestar seeks to pay as little as possible to HealthGrades’ shareholders.

44.                               Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.                                    declaring this to be a proper class action;

B.                                    enjoining, preliminarily and permanently, the Proposed Transaction under the terms presently proposed;

C.                                    to the extent, if any, that Proposed Transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

D.                                    directing that defendants account to Plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E.                                     awarding to Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

F.                                      granting such other and further relief as the Court deems appropriate.

JURY DEMAND

Plaintiff demands a trial by jury on all causes of action so triable.

DATED: July 30, 2010	DYER & BERENS LLP

s/ Jeffrey A. Berens
Robert J. Dyer III (5734) Jeffrey A. Berens (28007) Darby K. Kennedy (33941) 303 East 17th Avenue, Suite 300 Denver, CO 80203 Telephone: (303) 861-1764
FAX: (303) 395-0393
Email: bob@dyerberens.com Email: jeff@dyerberens.com Email: darby@dyerberens.com

Counsel for Plaintiff and the Proposed Class

David H. Leventhal
Juan E. Monteverde
FARUQI & FARUQI, LLP
369 Lexington Avenue, 10th Floor
New York, NY 10017
Telephone: (212) 983-9330
FAX: (212) 983-9331
Email: dleventhal@faruqilaw.com
Email: jmonteverde@faruqilaw.com

Additional Counsel for Plaintiff and the Proposed Class (pro hac vice to be submitted)

Plaintiff’s Address:

124 Columbia Heights

Apt. 2708

Brooklyn, New York 11201